FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Hudbay Minerals Inc. (the “Company”)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5

Item 2 – Date of Material Change

February 18, 2020

Item 3 – News Release

Hudbay issued a news release with respect to the material change referred to in this report on February 18, 2020. The news release was disseminated through the newswire services of GlobeNewswire. A copy of the news release is available on SEDAR at www.sedar.com and will be available on EDGAR at www.sec.gov.

Item 4 – Summary of Material Change

The community of Chilloroya has formally approved a surface rights agreement with the Company for the Pampacancha satellite deposit located near the Constancia mine in Peru. With the completion of this agreement, the Company expects to be mining ore from the deposit in late 2020.

Item 5 – Full Description of Material Change.

The community of Chilloroya has formally approved a surface rights agreement with the Company for the Pampacancha satellite deposit located near the Constancia mine in Peru. With the completion of this agreement, the Company expects to be mining ore from the deposit in late 2020.

The Company expects growth capital expenditures associated with project development and acquiring the surface rights for Pampacancha to be approximately $70 million in 2020. In accordance with Peru’s Consulta Previa law, additional consultation between the Peruvian government and the local community is required before Hudbay can begin development activities. Some additional capital costs remain outstanding in recognition of current uses of the land by certain community members and the Company intends to enter into agreements to address these matters prior to commencing mining activities. With the community’s endorsement of the agreement, the Company believes these processes will be concluded in the first half of 2020.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

None.

Item 8 – Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Patrick Donnelly

Vice President and General Counsel
416-362-2576

Item 9 – Date of Report

February 18, 2020

Qualified Person

The technical and scientific information in this report related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. Mr. Meagher is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This report contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, plans to commence the development of Pampacancha, expectations regarding the timing of mining activities at Pampacancha, and expected production, costs and cash flows from the Pampacancha and Constancia mines. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the Company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the timing of development and production activities on the Pampacancha deposit, the timing of the Consulta Previa and permitting process, the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks associated with the political situation in Peru, risks associated with the Consulta Previa process, risks associated with reaching additional agreements with individual community members, risks associated with the rainy season in Peru as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.